QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐                                Form 40-F      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

Date: March 31, 2010	By:	/s/ Bassem A. Shakeel Bassem A. Shakeel Vice-President and Secretary

 EXHIBITS

Exhibit 22.1	Notice of Annual and Special Meeting of Shareholders of the Registrant to be held on May 6, 2010 in Markham, Ontario, Canada, dated March 29, 2010, and Management Information Circular/Proxy Statement
Exhibit 22.2	Forms of Proxy for Class A Subordinate Voting Shares and Class B Shares
Exhibit 22.3	Voting Instruction Form to Non-Registered Shareholders of Class A Subordinate Voting Shares
Exhibit 22.4	Letter to Shareholders dated March 29, 2010
Exhibit 99
Annual Report to Shareholders of the Registrant including, on pages 6 to 37 inclusive, Management's Discussion and Analysis of Results of Operations and Financial Position and, on pages 38 to 78 inclusive, the audited consolidated financial statements of the Registrant for the year ended December 31, 2009.

QuickLinks

SIGNATURES
EXHIBITS